Viant Technology Inc.

2722 Michelson Drive

Suite 100

Irvine, California 92612

January 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Edgar

Kathleen Collins

Re:	Viant Technology Inc.

Form 10-K for the Year Ended December 31, 2020

Filed March 23, 2021

Form 10-Q for the Quarterly Period Ended September 30, 2021

Filed November 10, 2021

File No. 001-40015

Ladies and Gentlemen:

We are in receipt of the comment letter, dated December 14, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended December 31, 2020, filed on March 23, 2021 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2021, filed on November 10, 2021 (the “Form 10-Q”). Below is the response of Viant Technology Inc. (the “Company” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q.

Form 10-K for the Year Ended December 31, 2020

Selected Financial Data, page 54

1.

We note that your measure of Average Contribution ex-TAC per Active Customer is calculated using the non-GAAP measures of Contribution ex-TAC. Where you present Average Revenue ex-TAC per Active Customer, please ensure that you include the related GAAP measure of average gross profit per active customer. Refer to Item 10(e)(1)(i)(A) and Item 10(e)(4)(ii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and to the extent we include the measure of average contribution ex-TAC per active customer (previously referred to as average revenue ex-TAC per active customer in the Form 10-K) in our future filings, we will include the related GAAP measure of “average gross profit per active customer” with equal or greater prominence.

Factors Affecting Our Performance, page 57

2.

You refer to the changes in aggregate spend as a measure of customer engagement. Please revise to include a discussion of how this metric is calculated, why it is useful to investors and how management uses this measure in managing or monitoring the performance of your business. Refer to SEC Release No. 33-10751.

Viant Technology Inc.

2722 Michelson Drive

Suite 100

Irvine, California 92612

Response: We acknowledge the Staff’s comment and will remove the metric of platform spend as a factor affecting our performance in our future filings because our management has determined that this metric is not material to an investor’s understanding of the performance of our business.

Results of Operations, page 61

3.

You refer to an increase of aggregate spend on your platform in both fiscal 2020 and the nine months ended September 30, 2021 when revenues decreased in the one period and increased in the other. Please revise to clarify the relevance of platform spend on revenue or include a discussion of other factors that impacted the change in revenue from period-to-period. For example, consider a quantified discussion of both the positive and negative impact certain verticals had on revenue. Also, you state that your growth is driven by adding new customers and expanded usage of your platform by your existing customers. Revise to discuss the impact on your revenue growth from new versus existing customers. We refer you to your responses to comments 15 and 3 in your December 9, 2020 and January 11, 2021 letters, respectively.

Response: We acknowledge the Staff’s comment, and respectfully submit that we will revise our discussions for results of operations in our future filings to include a discussion of other factors that impacted the change in revenue from period-to-period, including a quantified discussion of both the positive and negative impact certain verticals had on revenue, when material and quantifiable. In addition, in our future filings we will discuss the impact of our revenue growth from new versus existing customers. Similarly to our response to Comment No. 2, we will remove the metric of platform spend from our discussion of revenue in our future filings because our management has determined that this metric is not material to an investor’s understanding of our financial performance. Provided below are examples of our disclosures which contain the additional discussions for fiscal 2020 and the nine months ended September 30, 2021.

	Year Ended December 31,		Change
	2020	2019	$	%
	(in thousands, except for percentages)
Revenue	$165,251	$164,892	$359	0.2%

Revenue increased by $0.4 million, or 0.2% during the year ended December 31, 2020 compared to the year ended December 31, 2019. The minimal increase in revenue was primarily due to adverse effects of the COVID-19 pandemic. Certain marketers in the travel and tourism, retail and automotive industries decreased or paused their advertising spending resulting in revenue decreasing across these customer verticals by 25% from the prior year period as a response to the economic uncertainty created by the COVID-19 pandemic. The decline in revenue from these impacted customer verticals was offset by increased revenue from customers in all other customer verticals, including healthcare, entertainment, and consumer products. Despite the negative impacts of the COVID-19 pandemic, we have continued to experience increased demand for our people-based advertising products and services. Approximately 91% of our revenue for the year ended December 31, 2020 came from customers that had been customers in the year ended December 31, 2019.

	Nine Months Ended September 30,		Change
	2021	2020	$	%
	(in thousands, except for percentages)
Revenue	$141,412	$108,790	$32,622	30%

Viant Technology Inc.

2722 Michelson Drive

Suite 100

Irvine, California 92612

Revenue increased by $32.6 million, or 30%, during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Our revenue growth was due to a 58% increase in revenue from the prior year period from certain marketers in customer verticals other than consumer products and automotive. This increase in revenue was offset by the impact from certain marketers in the consumer products and automotive customer verticals decreasing or pausing their advertising spending due to the ongoing adverse effects of the COVID-19 pandemic resulting in revenue decreasing across these customer verticals by approximately 6% from the prior year period. Despite the ongoing negative impacts of the COVID-19 pandemic, we have continued to experience increased demand for our people-based advertising products and services. Additionally, approximately 93% of our revenue for the nine months ended September 30, 2021 came from customers that had been customers in the nine months ended September 30, 2020.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating and Financial Metrics, page 33

4.

We note you present adjusted EBITDA as a percentage of contribution ex-TAC in the table here without presenting the comparable GAAP measure of net income as a percentage of gross profit with equal or greater prominence. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

Response: We acknowledge the Staff’s comment and to the extent we include the measure of adjusted EBITDA as a percentage of contribution ex-TAC in our future filings, we will include the related GAAP measure of net income as a percentage of gross profit with equal or greater prominence.

5.

You explain in your discussion of contribution ex-TAC that this measure was previously referred to as Revenue ex-TAC in your December 31, 2020 Form 10-K. Please confirm that you will no longer reference the previous nomenclature in future filings.

Response: We confirm that revenue ex-TAC will no longer be referenced in our future filings.

* * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (949) 513-8004. Thank you.

Sincerely,

/s/  Lisa Harrington

Lisa Harrington

Chief Legal Officer

Viant Technology Inc.

cc:	Tim Vanderhook, Viant Technology Inc.

Chris Vanderhook, Viant Technology Inc.

Larry Madden, Viant Technology Inc.

Tom Coll, Cooley LLP

Tom Hopkins, Cooley LLP

Su Lian Lu, Cooley LLP

Alexa Ekman, Cooley LLP